EXHIBIT 21.01

Name	Jurisdiction of Organization

Direct Radiography Corp.	Delaware

Hologic Investment Corp.	Massachusetts

Hologic International Holdings B.V.	Netherlands

Hologic Europe N.V.	Belgium

Hologic France S.A.	France

Hologic Espana, S.A	Spain

R2 Technology, Inc.	Delaware

R2 Technology Canada, Inc.	Ontario

Suros Surgical Systems, Inc.	Delaware

AEG Photoconductor Corporation	Delaware

AEG Elektrofotografie GmbH	Germany

e-ink Technologies LLC (70% owned)	Delaware

Technologies Investments, Inc.	Delaware

Technologies Investments, LLC	Delaware

AEG avacs GmbH (70% owned)	Germany

AEG Photoconductor (Shanghai) Co. Ltd. (80% owned)	Shanghai/China

AEG Elektromechanische Industrielösungen Verwaltungsgesellschaft mbH	Germany

AEG Elektromechanische Industrielösungen GmbH & Co KG	Germany